DLA Piper Rudnick Gray Cary US LLP 1221 S. MoPac Expressway, Suite 400 Austin, Texas 78746-7650 www.dlapiper.com John J. Gilluly john.gilluly@dlapiper.com T 512.457.7090 F 512.457.7001

August 17, 2006

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 03-06

450 Fifth Street, N.W.

Washington, DC 20549-0306

Re:	Staktek Holdings, Inc.

Form 10-K for the fiscal year ended December 31, 2005

Ladies and Gentlemen:

We are writing on behalf of our client, Staktek Holdings, Inc. (the “Company”), in response to the request of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a telephone conversation with the Company on August 3, 2006, that the Company amend its Form 10-K for the fiscal year ended December 31, 2005 (the “Original 10-K”) to restate Item 8 in its entirety.

As you are aware, the Company inadvertently omitted from the Original 10-K the signature of the Company’s auditor on its Report of Independent Registered Public Accounting Firm. However, at the time of filing of the Original 10-K, the Company had in its possession (i) a manually signed and dated Report of Independent Registered Public Accounting Firm and (ii) a manually signed and dated Consent of Independent Registered Public Accounting Firm. On July 19, 2006, the Company filed an amendment to the Original 10-K that amended Item 8 to include the signature, explained the reasons for the amendment, confirmed items (i) and (ii) above and contained the requisite certifications of the principal executive and financial officers of the Company (the “10-K/A”).

The Company believes that further amendment of the Original 10-K, including the restatement of Item 8 in its entirety is unnecessary and improperly suggestive that an error existed in the previously issued financial statements. The Company’s accidental omission of its auditor’s signature and the subsequent correction of such mistake does not give rise to a material change nor does it impact the recognition, measurement, presentation or disclosure in the financial statements. In addition, this omission did not result from mathematical mistakes, mistakes in the application of GAAP or oversight or misuse of facts that existed when the financial statements were prepared.

Given the inadvertent, immaterial nature of the omission, the filing of the subsequent 10 K/A correcting the omission and confirming the possession of a manually signed and dated Report of Independent Registered Public Account Firm at the time of the filing of the Original 10-K, and the improperly suggestive consequence of restating Item 8 in its entirety, we respectfully request that the Staff reconsider its request.

Division of Corporation Finance

August 17, 2006

Page Two

Thank you for your time and consideration, and please don’t hesitate to contact me at (512) 457-7090 if you have any questions or comments.

Very truly yours,

DLA Piper Rudnick Gray Cary US LLP

/s/ John J. Gilluly III, PC
John J. Gilluly III, PC
Admitted to practice in Texas

cc:	Stephanie Lucie, Staktek Holdings, Inc.